FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2018

(Amounts expressed in millions of Chilean Pesos)

▪

Net electricity generation remained stable amounting to 12,758 GWh as of September 2018. Worth highlighting is the 21% increase in hydroelectric generation (+1,194 GWh) related to higher water availability. Higher hydroelectric generation was partially offset by lower thermal dispatch (-1,158 GWh).

▪

Despite the generation achieved and the stability in sales, operating revenues amounted to Ch$ 1,089,554 million, a 7% reduction when compared to the same period of the previous year. This was mainly due to a change in the mix between regulated and unregulated customers, and a lower average sales price expressed in Chilean pesos as a result of the variation in the exchange rate.

▪

Procurement and services costs decreased by 11% to Ch$ 628,234 million as of September 2018. These cost savings were mainly the result of a more efficient generation mix resulting from greater hydroelectric dispatch, which led to lower fuel consumption, lower other variable procurement and services costs and also lower energy purchases.

▪	Therefore, the Company’s EBITDA reached Ch$ 365,925 million and operating income amounted to Ch$ 279,309 million, representing a 2% reduction when compared to September 2017.

▪

Net income from other investments decreased by Ch$ 105,347 million as of September 2018, due to the sale of the Electrogas S.A. shareholding in February 2017. This transaction was part of the Group’s process of divesting non-strategic assets.

▪	Net financial expenses went from Ch$ 26,632 million to Ch$ 31,717 million as of September 2018, primarily due to lower income from exchange rates differences.

▪

Net income attributable to the shareholders of the parent company of Enel Generación Chile S.A. amounted to Ch$ 183,647 million, less than the Ch$ 269,900 million net earnings booked as of September 2017 which included the extraordinary profit from the sale of Electrogas S.A. Net income, without the profit from the sale of Electrogas S.A., decreased by 4%, or Ch$ 8,616 million, as of September 2018.

 • 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

FINANCIAL SUMMARY

▪	Gross debt of the company amounted to US$ 1,260 million, a US$ 12 million decrease compared to September 2017.

▪	The average cost of debt was 6.3%, similar to the same period of the previous year.

▪	The Company’s liquidity is broken down into the following:

• Available cash and cash equivalents: US$ 266 million • Undisbursed committed credit lines: US$ 318 million

Enel Generación Chile Group owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of September 30, 2018. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,464 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2,809 MW, and 51 are wind powered generation units with an installed capacity of 78 MW.

All our generation units are connected to the former Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the former Northern Interconnected System ("SING" in its Spanish acronym). Since November 2017, both former systems were integrate into one interconnected system called National Electrical System (“SEN” in its Spanish acronym) that extends from Arica to Chiloé comprising of power plants, transmission lines, substations power and distribution lines.

Market	Energy Sales		Market Share
	(GWh)%
	9M2018	9M2017	9M2018	9M2017
Sist. Eléctrico Nacional (SEN)	17,049	17,361	32.0%	34.0%

	17,049	17,361

Market	Energy Sales		Market Share
	(GWh)%
	1H2018	1H2017	1H2018	1H2017
Sist. Eléctrico Nacional (SEN)	11,219	11,428	32.0%	33.9%

	11,219	11,428

 • 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of September 2018 amounted to Ch$ 183,647 million, compared to Ch$ 269,900 million net income booked for the previous period.

The following table shows comparative figures for each item of the income statement for continuing operations as of September 30 of 2018 and 2017:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	9M2018	9M2017	Chg	Chg %

REVENUES	1,089,554	1,169,785	(80,231)	(7%)
Sales	1,068,283	1,158,691	(90,408)	(8%)
Other operating revenues	21,271	11,094	10,177	92%
PROCUREMENT AND SERVICES	(628,234)	(706,972)	78,738	(11%)
Energy purchases	(234,161)	(253,387)	19,226	(8%)
Fuel consumption	(224,455)	(259,857)	35,402	(14%)
Transportation expenses	(116,903)	(111,740)	(5,163)	5%
Other variable procurement and services costs	(52,715)	(81,988)	29,273	(36%)
CONTRIBUTION MARGIN	461,320	462,813	(1,493)	(0%)
Other work performed by entity and capitalized	4,715	4,329	386	9%
Employee benefits expense	(40,289)	(41,006)	717	(2%)
Other fixed operating expenses	(59,821)	(54,250)	(5,571)	10%
GROSS OPERATING INCOME (EBITDA)	365,925	371,886	(5,961)	(2%)
Depreciation, Amortization	(86,623)	(87,721)	1,098	(1%)
Impairment (Reversal)	7	55	(48)	(87%)
OPERATING INCOME	279,309	284,220	(4,911)	(2%)
NET FINANCIAL EXPENSE	(31,717)	(26,632)	(5,085)	19%
Financial income	3,842	4,153	(311)	(7%)
Financial costs	(35,684)	(37,104)	1,420	(4%)
Gain (Loss) for indexed assets and liabilities	(514)	(18)	(496)	n/a
Hyperinflation result
Foreign currency exchange differences, net	639	6,337	(5,698)	(90%)
OTHER NON-OPERATING RESULTS	2,128	108,245	(106,117)	(98%)
Share of profit (loss) of associates accounted for using the equity method	2,013	(1,461)	3,474	n/a
Net Income From Other Investments	115	105,462	(105,347)	(100%)
Net Income From Sale of Assets	-	4,244	(4,244)	(100%)
NET INCOME BEFORE TAXES	249,720	365,833	(116,113)	(32%)
Income Tax	(60,068)	(91,112)	31,044	(34%)
NET INCOME FROM CONTINUING OPERATIONS	189,652	274,721	(85,069)	(31%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	189,652	274,721	(85,069)	(31%)

NET INCOME	189,652	274,721	(85,069)	(31%)
Shareholders of the parent company	183,647	269,900	(86,253)	(32%)
Non-controlling interest	6,005	4,821	1,184	25%
Earning per share (Ch$ /share)	22.39	32.91	(10.52)	(32%)

Earnings per share from continuing operations (Ch$ /share)	22.39	32.91
Earnings per share (Ch$ /share)	22.39	32.91
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

 • 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Operating Income

Operating income as of September 30, 2018 reached Ch$ 279,309 million, 2% less than the Ch$ 284,220 million booked for the previous period, whereas EBITDA decreased by Ch$ 5,951 million, or 2%, reaching Ch$ 365,925 million as of September 2018.

Operating revenues totaled Ch$ 1,089,554 million, representing an Ch$ 80,231 million, or 7% reduction when compared to the previous period, mainly due to the following:

-

Lower energy sales amounting to Ch$ 77,977 million due to lower physical sales (-312 GWh), primarily to regulated customers (-825 GWh), and spot market sales (-272 GWh), offset by greater physical sales to unregulated customers (+785 GWh), along with a lower average sales price expressed in Chilean pesos due to the lower average exchange rate during the period.

-	Lower other services for Ch$ 16,306 million mainly due to lower toll revenue for Ch$ 16,045 million.

The abovementioned was partially offset by:

-	Higher other sales for Ch$ 3,875 million, mainly due to greater gas sales for Ch$ 3,500 million.

-

Higher other operating revenues for Ch$ 10,177 million, mainly explained by a Ch$ 12,021 million income received from insurance policies related to Central Tarapacá as indemnity concept and a greater revenue related to commodity hedging derivatives for Ch$ 1,120 million, partially offset by the Ch$ 2,245 million reversal of fine provisions related to returning the concessions of the Tames and Totoralillo projects performed in 2017.

Procurement and services costs decreased Ch$ 78,738 million, or 11%, explained by the following:

-

A Ch$ 19,226 million reduction in energy purchases mainly as a consequence of lower physical purchases (-350 GWh), mainly contracted purchases (-909 GWh) that were partly offset by greater spot market purchases (+559 GWh).

-

A Ch$ 35,402 million reduction in fuel consumption costs primarily explained by a Ch$ 23,217 million reduction in gas consumption costs and a Ch$ 11,317 million reduction in coal consumption costs, mainly relating to lower thermal dispatch.

 • 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

-

A Ch$ 29,273 million reduction in other procurement and services costs mainly due to lower commercialization costs of gas for Ch$ 16,432 million, lower costs related to the agreement with AES Gener that allows using the LNG available of Enel Generación Chile in the Nueva Renca combined cycle amounting to Ch$ 7,139 million, lower thermal emission taxes for Ch$ 3,397 million, lower water consumption costs for Ch$ 2,707 million, partially offset by a higher cost of commodity derivatives for Ch$ 1,802 million.

-	A Ch$ 1,103 million reduction in personnel costs when compared to September 2017 mainly explained by the lower number of employees.

The aforementioned was partially compensated by:

-	A Ch$ 5,163 million increase in transportation costs, mainly due to higher toll costs for Ch$ 6,574 million, offset by lower transportation and regasification costs for Ch$ 1,411 million.

-	A Ch$ 5,571 million increase in other fixed operating expenses, mainly management and technical services for Ch$ 5,943 million.

The revenue, costs and operating income for the periods ended September 30, 2018 and 2017, are shown below:

OPERATING INCOME	9M2018			9M2017
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,063,564	(945,088)	118,476	1,183,217	(1,016,574)	166,643
Empresa Eléctrica Pehuenche S.A.	105,756	(25,383)	80,373	110,519	(41,644)	68,875
GasAtacama Chile and subsidiaries	200,196	(120,368)	79,828	243,870	(197,911)	45,959
Consolidation adjustments	(279,962)	280,594	632	(367,821)	370,564	2,743
		-
Total Consolidated	1,089,554	(810,245)	279,309	1,169,785	(885,565)	284,220

Energy sales of Enel Generación Chile and subsidiaries for the periods ended September 30, 2018 and 2017 are shown below:

 • 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

ENERGY SALES (Million Ch$)	CHILE
	9M2018	9M2017

Sales to regulated customers	737,327	807,063
Sales to unregulated customers	248,813	220,861
Sales at spot market	6,466	42,660

Total energy sales	992,607	1,070,584

Non-Operating Income

Non-operating income as of Septiembre 30, 2018 and 2017 are summarized below:

NON-OPERATING INCOME (Million Ch$)	9M2018	9M2017	Chg	Chg %

NET FINANCIAL RESULT	(31,717)	(26,632)	(5,085)	19%
Financial income	3,842	4,153	(311)	(7%)
Financial costs	(35,684)	(37,104)	1,420	(4%)
Gain (Loss) for indexed assets and liabilities	(514)	(18)	(496)	n/a
Hyperinflation result
Foreign currency exchange differences, net	639	6,337	(5,698)	(90%)
OTHER NON-OPERATING RESULTS	2,128	108,245	(106,117)	(98%)
Share of profit (loss) of associates accounted for using the equity method	2,013	(1,461)	3,474	n/a
Net Income From Other Investments	115	105,462	(105,347)	(100%)
Net Income From Sale of Assets	-	4,244	(4,244)	(100%)
NET INCOME BEFORE TAXES	249,720	365,833	(116,113)	(32%)
Income Tax	(60,068)	(91,112)	31,044	-34%
NET INCOME	189,652	274,721	(85,069)	(31%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	189,652	274,721	(85,069)	(31%)

NET INCOME	189,652	274,721	(85,069)	(31%)
Shareholders of the parent company	183,647	269,900	(86,253)	(32%)
Non-controlling interest	6,005	4,821	1,184	25%

Net Financial Result

The financial result as of September 30, 2018 reached a Ch$ 31,717 million loss representing a Ch$ 5,085 million negative variation when compared to the previous period.  This result is explained by the following:

Lower financial income amounting to Ch$ 311 million, mainly explained by the Ch$ 1,690 million reduction in income as a consequence of the extraordinary income received in 2017 related to the renegotiation with YPF, which was offset by greater returns on fixed income investments amounting to Ch$ 1,379 million.

 • 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Lower financial expenses amounting to Ch$ 1,420 million, mainly explained by the Ch$ 2,312 million lower interest expense on bank loans and bonds offset by a Ch$ 892 million increase in bank fees.

Loss related to indexation amounting to Ch$ 496 million primarily due to a higher negative impact of IAS 29 on the branch office belonging to GasAtacama Group located in Argentina that amounted to Ch$ 1,777 million, greater adjustments to UF-denominated debt amounting to Ch$ 3,036 million, offset by recoverable taxes for Ch$ 1,812 million and higher income on hedging derivative contracts for Ch$ 2,505 million.

Lower income from exchange rate differences amounting to Ch$ 5,698 million, mainly explained by lower positive exchange differences on cash and cash equivalents for Ch$ 3,142 million, a greater negative exchange difference on forward contracts for Ch$ 3,372 million, offset by a lower negative exchange difference of suppliers’ accounts for Ch$ 816 million.

Income from companies accounted for using the equity method

The Ch$ 3,474 million positive variation is mainly due to the greater profit from the investment in Hidroaysén for Ch$ 3,562 million.

Results from other investments

The Ch$ 105,347 million negative variation is mainly due to the sale of Electrogas S.A. for Ch$ 105,312 million, which took place in February 2017.

Corporate Taxes

Corporate income taxes decreased Ch$ 31,044 million mainly due to the Ch$ 27,675 million tax payment booked in February 2017 related to the sale of Electrogas S.A. and a Ch$ 3,986 million lower tax expense related to consumer price index (“IPC” in its Spanish acronym) adjustments, partially offset by a Ch$ 3,087 million higher expense due to the increase in the current corporate income tax rate from 25.5% in 2017 to 27% in 2018.

 • 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Sep-18	Dec-17	Chg	Chg %

Current Assets	506,450	658,599	(152,149)	(23%)
Non-Current Assets	2,962,447	2,895,863	66,584	2.3%

TOTAL ASSETS	3,468,897	3,554,462	(85,565)	(2%)

Total Assets of the Company as of September 2018 decreased by Ch$ 85,565 million when compared to December 2017, mainly due to:

➢  Current Assets decreased Ch$ 152,149 million, equivalent to 23%, mainly due to the following:

❖

A reduction in cash and cash equivalents for Ch$ 35,362 million, mainly due to lower investments in repurchase agreements for Ch$ 38,474 million and a Ch$ 14,150 million reduction in bank account balances mainly used to pay dividends, offset by greater time deposits for Ch$17,282 million.

❖	A Ch$ 15,495 million reduction in other current financial assets, mainly lower assets related to hedging derivatives for Ch$ 15,364 million.

❖	A Ch$ 17,308 million reduction in current trade accounts receivables and other current accounts receivables.

❖

A Ch$ 55,674 million reduction in current accounts receivables from related parties mainly due to a lower balance of receivables from Enel Trade SpA for Ch$ 39,017 million related to gas sales and commodity derivative transactions and a Ch$ 9,889 million reduction in accounts receivables for energy sales to Enel Distribucion Chile, and an increase in accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 5,687 million.

❖	A Ch$ 26,957 million reduction in current tax assets, mainly lower provisional tax payments (“PPM” in its Spanish acronym) for Ch$ 24,931 million.

➢  Non-Current Assets increased Ch$ 66,584 million, mainly explained by:

❖	A Ch$ 7,135 million increase in other non-current financial assets, mainly assets related to hedging derivatives for Ch$ 7,410 million.

❖

A Ch$ 60,388 million increase in property, plants, and equipment mainly related to new investments for Ch$ 138,116 million during the period, partially compensated by Ch$ 83,439 million in depreciation.

 • 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

❖

The aforementioned was compensated by a reduction in investments accounted for using the equity method for Ch$ 3,758 million, mainly related to the liquidation of the investment in Centrales Hidroeléctricas de Aysén for Ch$ 5,011 million, partly compensated by income from associate companies amounting to Ch$ 2,013 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Sep-18	Dec-17	Chg	Chg %

Current Liabilities	374,280	543,356	(169,076)	(31%)
Non-Current Liabilities	1,076,009	1,022,092	53,917	5%
Net Equity	2,018,608	1,989,014	29,594	1%
Equity attributable to shareholders of parent company	1,992,860	1,961,518	31,342	2%
Non-controlling	25,748	27,496	(1,748)	(6%)

TOTAL LIABILITIES AND EQUITY	3,468,897	3,554,462	(85,565)	(2%)

Total Liabilities and Net Equity of the Company decreased Ch$ 85,565 million as of September 2018 when compared to December 2017, mainly explained by the following:

➢  Current liabilities decreased Ch$ 169,076 million, a 31% reduction, mainly due to the following:

❖

A Ch$ 101,870 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 50,928 million decrease in accounts payable to suppliers of energy and fuel, a reduction in accounts payable to suppliers of goods and services and fixed assets for Ch$ 19,310 million and a reduction in dividends payable to third parties for Ch$ 49,488 million.

❖	A reduction in current tax liabilities amounting to Ch$ 65,302 million, mainly income tax.

❖

The aforementioned is partially offset by a Ch$ 22,107 million increase in other current financial liabilities, mainly explained by a Ch$ 32,189 million increase in bond debt interest, Ch$ 12,344 million of long term M bond debt becoming short term, and a Ch$ 7,105 million increase in liabilities related to hedging derivatives, offset by the payment of interests on bonds for Ch$ 28,711 million.

 • 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

❖

A Ch$ 24,370 million reduction in accounts payable to related parties primarily due to a Ch$ 75,297 million decrease in accounts payable to Enel Chile S.A. related to dividends, partially compensated by a Ch$ 5,390 million increase in Enel Trade S.p.A. debt related to commodity derivatives, a Ch$ 10,816 million increase in accounts payable to GNL Chile S.A. for gas purchases, a Ch$ 28,221 million increase in accounts payable to Enel Chile related to trade accounts and services and a Ch$ 2,701 million increase in debt with Parque Eólico Valle de los Vientos S.A. for energy purchases.

➢  Non-Current Liabilities increase Ch$ 53,917 million, equivalent to 5%, mainly explained by the following:

❖

A Ch$ 44,576 million increase in other non-current financial liabilities, mainly due to a Ch$ 24,850 million increase in bond debt as a consequence of exchange rate differences for Ch$ 32,749 million, greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 6,860 million, compensated by Ch$ 12,344 million of long term M bond debt becoming short term and payments during the period amounting to Ch$ 2,805 million. Also an increase in hedging derivative liabilities amounting to Ch$ 20,307 million.

➢  Net Equity increased Ch$ 29,594 million when compared to December 2017.

❖

The portion attributable to the owners of the controlling shareholders increased Ch$ 31,342 million, explained primarily by the profit of the period that reached Ch$ 183,647 million compensated by dividend payments amounting to Ch$ 104,613 million and other comprehensive results for Ch$ 51,063 million.

❖

The equity of non-controlling shareholders decreased by Ch$ 1,748 million, primarily explained by dividend payments for Ch$ 7,672 million and other comprehensive results for Ch$ 150 million, compensated by the profit of the period that amounted to Ch$ 6,005 million.

 • 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The performance of the main financial ratios is the following:

RATIO		Unit	Sep-18	Dec-17	Sep-17	Chg	Chg %

Liquidity	Liquidity	Times	1.35	1.21	-	0.14	12%
	Acid-test (1)	Times	1.27	1.15	-	0.12	10%
	Working capital	Million Ch$	132,170	115,243	-	16,927	15%
Leverage	Leverage	Times	0.72	0.79	-	(0.07)	(9%)
	Short-term debt	%	25.8%	34.7%	-	(8.9%)	(26%)
	Long-term debt	%	74.2%	65.3%	-	8.9%	14%
	Financial expenses coverage (2)	Times	10.29	-	12.08	(1.79)	(15%)
Profitability	Op. income / Op. Revenues	%	25.6%	-	24.3%	1.3%	6%
	ROE	%	17.0%	-	18.9%	(1.9%)	(10%)
	ROA	%	9.9%	-	10.3%	(0.4%)	(4%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 30,205 million negative cash flow during this period of 2018, broken down as follows:

CASH FLOW (Million Ch$)	9M2018	9M2017	Chg	Chg %

Net cash flows from (used in) operating activities	380,732	307,882	72,850	24%
Net cash flows from (used in) investing activities	(162,590)	(32,626)	(129,964)	398%
Net cash flows from (used in) financing activities	(248,347)	(279,686)	31,339	(11%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(30,205)	(4,430)	(25,775)	582%

Operating activities generated a Ch$ 380,732 million positive cash flow, which represents a 24% increase when compared to September 2017. This cash flow is mainly comprised of Ch$ 1,468,432 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 888,074 million, and employee-related payments amounting to Ch$ 39,019 million and tax payments for Ch$ 79,083 million.

Investment activities generated a negative cash flow of Ch$ 162,590 million, mainly explained by the addition of property, plant, and equipment for Ch$ 175,603 million, partially offset by the derivative hedging contracts for Ch$ 10,733 million.

 • 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Financing activities generated a Ch$ 248,347 million negative cash flow. This cash flow is primarily explained by loan repayments and financial leasing for Ch$ 50,140 million, dividend payments for Ch$ 237,073 million and interest payments for Ch$ 30,804 million compensated by collections on related companies loans for Ch$ 70,039 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	9M2018	9M2017	9M2018	9M2017

Enel Generación Chile	159,979	122,828	50,528	54,043
Pehuenche	440	1,229	5,499	5,450
GasAtacama Chile	15,184	23,848	27,412	26,100

Total Consolidated	175,603	147,905	83,439	85,593

 • 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒	Compliance with the rules of good corporate governance.
‒	Strict compliance with all of the Group’s internal rules.
‒	Each business and corporate department defines:
▪ The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.
▪ Counterpart criteria.
▪ Authorized Operators.
‒	The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.
‒	All business operations and corporate departments are carried out within the limits approved for each case.
‒

Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

 • 13 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	September 30, 2018	December 31, 2017

Fixed Interest Rate	93%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒	Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.
‒	Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.
‒	Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒	Fuel purchases for electricity generation.
‒	Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of September 30, 2018, the Company held swaps for 144 kTon of Coal API2 to be settled between October and December 2018, for 120 kTon of Coal API2 to be settled in 2019, for 108 kBbl of Brent oil to be settled between October and December 2018 and for 97 kBbl of Brent oil to be settled in 2019, 100 kTon of BCI7 to be settled between October and December 2018, for 2.1 TBtu of Henry Hub gas to be settled between October and December 2018, and 3.8 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 19, respectively.

As of September 30, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 175,665 million in cash and cash equivalents and Ch$ 132,084 million in long-term committed credit facilities. As of December 31, 2017, the liquidity position of the Enel Generación Chile Group was Ch$ 211,027 million in cash and cash equivalents and Ch$ 199,271 million in long-term committed credit facilities.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 68,744 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2018

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: October 29, 2018